SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
				 TO RULE 13d-2(a)

                              (Amendment No. __)

                                 Sheldahl, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.25 par value
                   -------------------------------------------
                         (Title and Class of Securities)

				 8224400-103
                  ---------------------------------------------
                                 (CUSIP Number)

				Theodore A. Laufik
				Chief Financial Officer
				Morgenthaler Venture Partners V, L.P.
				50 Public Square, Suite 2700
				Cleveland, OH  44113
				Tel: (216) 416-7500
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    December 28, 2000
                 ----------------------------------------------
             (Date of Event Which Requires Filing of this Statment)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX [ ].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

				(Page 1 of 18 Pages)



CUSIP No. 822440-103		Schedule 13D		Page 2 of 18 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Morgenthaler Venture Partners V, L.P.       34-1872532
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                              (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:           0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268 (1)
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:      0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER: 18,968,549
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,968,549
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 8,212,719 shares of common stock owned in the aggregate by Sound Beach Technology Partners, LLC, Ampersand IV Companion Fund Limited Partnership and Ampersand IV Limited Partnership that Morgenthaler Venture Partners V, L.P. may be deemed to beneficially own by virtue of the existence of a Voting Agreement (see Item 5(b)), and as to which Morgenthaler Venture Partners V, L.P. disclaims beneficial ownership.

CUSIP No. 822440-103		Schedule 13D		Page 3 of 18 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Morgenthaler Management Partners V, LLC		34-1872535
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:           0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268 (1)(2)
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:      0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER:   18,968,549 (2)
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,968,549 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     	51.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 8,212,719 shares of common stock owned in the aggregate by Sound Beach Technology Partners, LLC, Ampersand IV Companion Fund Limited Partnership and Ampersand IV Limited Partnership that Morgenthaler Management Partners V, LLC may be deemed to indirectly beneficially own by virtue of the existence of a Voting Agreement (see Item 5(b)), and as to which Morgenthaler Management Partners V, LLC disclaims beneficial ownership.

(2) Includes 18,968,549 shares of common stock owned by Morgenthaler Venture Partners V, L.P. that Morgenthaler Management Partners V, LLC may be deemed to indirectly beneficially own and as to which Morgenthaler Management Partners V, LLC disclaims beneficial ownership, except to the extent of its pecuniary interest therein.

CUSIP No. 822440-103		Schedule 13D		Page 4 of 18 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert D. Pavey
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:           0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268 (1)(2)
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:      0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER:   18,968,549 (2)
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,968,549 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 8,212,719 shares of common stock owned in the aggregate by Sound Beach Technology Partners, LLC, Ampersand IV Companion Fund Limited Partnership and Ampersand IV Limited Partnership that Robert D. Pavey may be deemed to indirectly beneficially own by virtue of the existence of a Voting Agreement (see Item 5(b)), and as to which Robert D. Pavey disclaims beneficial ownership.

(2) Includes 18,968,549 shares of common stock owned by Morgenthaler Venture Partners V, L.P. that Robert D. Pavey may be deemed to indirectly beneficially own and as to which Robert D. Pavey disclaims beneficial ownership, except to the extent of his pecuniary interest therein.

CUSIP No. 822440-103		Schedule 13D		Page 5 of 18 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert C. Bellas, Jr.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:           0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268 (1)(2)
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:      0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER:   18,968,549 (2)
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,968,549 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 8,212,719 shares of common stock owned in the aggregate by Sound Beach Technology Partners, LLC, Ampersand IV Companion Fund Limited Partnership and Ampersand IV Limited Partnership that Robert C. Bellas, Jr. may be deemed to indirectly beneficially own by virtue of the existence of a Voting Agreement (see Item 5(b)), and as to which Robert C. Bellas, Jr. disclaims beneficial ownership.

(2) Includes 18,968,549 shares of common stock owned by Morgenthaler Venture Partners V, L.P. that Robert C. Bellas, Jr. may be deemed to indirectly beneficially own and as to which Robert C. Bellas, Jr. disclaims beneficial ownership, except to the extent of his pecuniary interest therein.




CUSIP No. 822440-103		Schedule 13D		Page 6 of 18 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gary J. Morgenthaler
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:           0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268 (1)(2)
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:      0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER:   18,968,549 (2)
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,968,549 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 8,212,719 shares of common stock owned in the aggregate by Sound Beach Technology Partners, LLC, Ampersand IV Companion Fund Limited Partnership and Ampersand IV Limited Partnership that Gary J. Morgenthaler may be deemed to indirectly beneficially own by virtue of the existence of a Voting Agreement (see Item 5(b)), and as to which Gary J. Morgenthaler disclaims beneficial ownership.

(2) Includes 18,968,549 shares of common stock owned by Morgenthaler Venture Partners V, L.P. that Gary J. Morgenthaler may be deemed to indirectly beneficially own and as to which Gary J. Morgenthaler disclaims beneficial ownership, except to the extent of his pecuniary interest therein.




CUSIP No. 822440-103		Schedule 13D		Page 7 of 18 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John D. Lutsi
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:           0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268 (1)(2)
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:      0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER:   18,968,549 (2)
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,968,549 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 8,212,719 shares of common stock owned in the aggregate by Sound Beach Technology Partners, LLC, Ampersand IV Companion Fund Limited Partnership and Ampersand IV Limited Partnership that John D. Lutsi may be deemed to indirectly beneficially own by virtue of the existence of a Voting Agreement (see Item 5(b)), and as to which John D. Lutsi disclaims beneficial ownership.

(2) Includes 18,968,549 shares of common stock owned by Morgenthaler Venture Partners V, L.P. that John D. Lutsi may be deemed to indirectly beneficially own and as to which John D. Lutsi disclaims beneficial ownership, except to the extent of his pecuniary interest therein.



CUSIP No. 822440-103		Schedule 13D		Page 8 of 18 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Theodore A. Laufik
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

NUMBER OF      7   SOLE VOTING POWER:           0
SHARES
BENEFICIALLY   8   SHARED VOTING POWER:     27,181,268 (1)(2)
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER:      0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER:   18,968,549 (2)
WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,968,549 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 8,212,719 shares of common stock owned in the aggregate by Sound Beach Technology Partners, LLC, Ampersand IV Companion Fund Limited Partnership and Ampersand IV Limited Partnership that Theodore A. Laufik may be deemed to indirectly beneficially own by virtue of the existence of a Voting Agreement (see Item 5(b)), and as to which Theodore A. Laufik disclaims beneficial ownership.

(2) Includes 18,968,549 shares of common stock owned by Morgenthaler Venture Partners V, L.P. that Theodore A. Laufik may be deemed to indirectly beneficially own and as to which Theodore A. Laufik disclaims beneficial ownership, except to the extent of his pecuniary interest therein.


CUSIP No. 822440-103		Schedule 13D		Page 9 of 18 Pages

Item 1.  Security and Issuer.

	This Schedule 13D relates to shares of common stock, $0.25 par value (the "Common Stock"), of Sheldahl, Inc., a Minnesota corporation ("Sheldahl"). Sheldahl's principal executive offices are located at 1150 Sheldahl Road, Northfield, Minnesota 55057.

Item 2.  Identity and Background.

	(a)	Morgenthaler Venture Partners V, L.P. ("MVP V") is a Delaware
limited partnership. Morgenthaler Management Partners V, LLC, an Ohio limited liability company ("MMP V"), is the sole general partner of MVP V. Robert D. Pavey, Robert C. Bellas, Jr., Gary J. Morgenthaler and John D. Lutsi (collectively, the "Managers") are the managers of MMP V. Theodore A. Laufik is the Chief Financial Officer of MVP V and MMP V (the "CFO," and collectively with the Managers, MVP V and MMP V, the "Reporting Persons").

	(b)	The address of the principal business and office of MVP V and the business address of each of the other Reporting Persons is: c/o Morgenthaler Venture Partners V, 50 Public Square, Suite 2700, Cleveland, Ohio 44113.

	(c)	MVP V is a venture capital investment partnership.  MMP V's
principal business is acting as the general partner of MVP V. Each of the CFO and the Managers is an officer of MVP V and MMP V.

	(d) - (e)  None of the Reporting Persons, has, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Each of the CFO and the Managers is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

	The total amount of funds required by MVP V to acquire 6,848,571 of the shares of Common Stock reported in Item 5(a) was $9.6 million, and the total amount of funds required by MVP V to acquire the 7,912 shares of Sheldahl's newly created Series G Convertible Preferred Stock, par value $1.00 per share (the "Series G Preferred Stock"), which are currently convertible into 5,651,428 of the shares of Common Stock reported in Item 5(a), was $7.9 million. MVP V acquired 6,057,485 of the shares of Common Stock reported in Item 5(a) pursuant to the Merger (as defined in Item 6). MVP V acquired a warrant ("Warrant") to purchase the remaining 411,065 shares of Common Stock reported in Item 5(a) in connection


CUSIP No. 822440-103		Schedule 13D		Page 10 of 18 Pages

with MVP V's purchase of $1.75 million in Senior Subordinated Notes
("Notes") of Sheldahl. Such funds were provided from MVP V's capital available for investment.

Item 4.  Purpose of Transaction.

MVP V holds the securities described in Item 5(a) primarily for investment. Depending on MVP V's evaluation of Sheldahl's operations, business and prospects, and upon future developments (including but not limited to performance of the Common Stock in the market, the effective yield on the Common Stock, availability of funds, alternative uses of funds and money, stock market and general economic conditions), any of the Reporting Persons may from time to time purchase shares of Common Stock (including without limitation through the purchase or the conversion of shares of Series G Preferred Stock or the exercise of the Warrant), Series G Preferred Stock, warrants or other securities of Sheldahl, or dispose of all or cease buying or selling securities of Sheldahl. Any such additional purchases or sales of securities of Sheldahl may be in open market or privately negotiated transactions.

Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals that relate to or otherwise result in any matter required to be disclosed in response to paragraphs (a) through (i) of Item 4 of Schedule 13D. However, each of the Reporting Persons intends to continuously review its or his investment in Sheldahl, and may, at any time and from time to time, review or reconsider its or his position and formulate plans or proposals that relate to, might result in or have the purpose or effect of changing or influencing control of Sheldahl, or that relate to or would result in any of the other events enumerated in paragraphs (a) through (i) of Item 4. Additionally, one of the Managers of MMP V, John D. Lutsi, is currently Chairman of the Board of Directors of Sheldahl and, accordingly, may be in a position to affect changes in Sheldahl's business if deemed necessary, advisable or appropriate.

Item 5.  Interest in Securities of the Issuer.

	(a)	MVP V is the direct beneficial owner of 18,968,549 shares of Common
Stock, which includes 5,651,428 shares Common Stock currently issuable upon conversion of Series G Preferred Stock and 411,065 shares of Common Stock issuable upon exercise of the Warrant (collectively, the "MVP V Securities").
Based on disclosures made in Sheldahl's Transition Report on Form 10-K for the transition period from January 30, 2000 to December 29, 2000, on April 2, 2001,
there were 30,762,279 shares of Common Stock outstanding.  MVP V is the direct beneficial owner of 51.5% of the outstanding shares of Common Stock.
Additionally, MVP V may be deemed to beneficially own 5,422,519 shares of Common
Stock directly owned by Ampersand IV Limited Partnership ("Ampersand"), 110,795
shares of Common Stock directly owned by Ampersand IV Companion Fund Limited
Partnership ("Ampersand Companion," and collectively with Ampersand, the
"Ampersand Funds") and 2,679,405 shares of Common Stock directly owned by Sound
Beach Technology Partners, LLC ("Sound Beach") by virtue of a Voting Agreement, dated as of November 10, 2000, as amended (the "Voting Agreement"), by and among
MVP V, the Ampersand Funds and Sound Beach, whereby those parties have agreed


CUSIP No. 822440-103		Schedule 13D		Page 11 of 18 Pages

to, among other things, vote all of their shares of Common Stock in favor of certain designated nominees to Sheldahl's Board of Directors. The 18,968,549 shares of Common Stock owned directly by MVP V plus the 8,212,719 shares of Common Stock (the "Ampersand / Sound Beach Shares") of which MVP V may be deemed a beneficial owner by virtue of the Voting Agreement in the aggregate represent 68.9% of the outstanding shares of Common Stock. The terms of the Voting Agreement are summarized in Item 6. Furthermore, MMP V, the CFO and the Managers may be deemed to have indirect beneficial ownership of the MVP V Securities. Each of MMP V, the CFO and the Managers expressly disclaims beneficial ownership of those securities, except to the extent of their respective pecuniary interests therein.

	(b)	MVP V has shared power to vote the MVP V Securities.  It shares this voting power with the Ampersand Funds and Sound Beach pursuant to the terms of the Voting Agreement.  MVP V also has shared power to vote the Ampersand / Sound
Beach Shares pursuant to the terms of the Voting Agreement.  By virtue of the relationships described in Item 2, MMP V, the CFO and the Managers may be deemed to have the indirect power to vote the MVP V Securities and the Ampersand /
Sound Beach Shares.

		MVP V has the direct power to direct the disposition of the MVP V Securities. By virtue of the relationships described in Item 2, MMP V, the CFO and the Managers may be deemed to have indirect power to direct the disposition of the MVP V Securities. None of the Reporting Persons has dispositive power over the Ampersand / Sound Beach Shares, and each hereby expressly disclaims beneficial ownership of such shares.

		According to the Ampersand Funds' SEC filings, Ampersand and Ampersand Companion are Delaware limited partnerships engaged in the business of private equity investment, and each has an address of c/o Ampersand Ventures, 55 William Street, Suite 240, Wellesley, Massachusetts 02481. According to information obtained from Sound Beach, Sound Beach is a Delaware limited liability company that is invested in the technology business, and its address is c/o International Flex Technologies, Inc., 2187 Atlantic Street, 4th Floor, Stamford Connecticut 06902. To the best of the Reporting Persons' knowledge, during the last five years, none of Ampersand, Ampersand Companion or Sound Beach has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(c)	None of the Reporting Persons has effected any transactions in the
Common Stock during the past 60 days.

	(d)	Not applicable.

	(e)	Not applicable.


CUSIP No. 822440-103		Schedule 13D		Page 12 of 18 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
	  Securities of the Issuer.

Merger Agreement

	Pursuant to an amended agreement and plan of merger (the "Merger Agreement") by and among Sheldahl, IFT West Acquisition Company, a wholly owned subsidiary of Sheldahl ("IFT"), International Flex Holdings, Inc. ("Flex"), MVP V and Sound Beach, IFT was merged with and into Flex (the "Merger"), with IFT being the surviving corporation. At the time of the Merger, MVP V and Sound Beach were the only stockholders of Flex. Upon consummation of the Merger, MVP V's equity interest in Flex was converted into 6,057,485 shares of Common Stock, and Sound Beach's equity interest in Flex was converted into 2,679,405 shares of Common Stock.

	The Merger Agreement is incorporated herein by reference. The foregoing description of the Merger Agreement and the Merger does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Stock Purchase Agreement

	Pursuant to an amended stock purchase agreement (the "Stock Purchase Agreement") by and among Sheldahl, MVP V and the Ampersand Funds, MVP V purchased 6,848,571 shares of Common Stock and 7,912 shares of Series G Preferred Stock.

	The Series G Stock is convertible into shares of Common Stock at any time. MVP V is entitled to convert each share of Series G Preferred Stock into that number of shares of Common Stock that equals $1,000 plus accrued dividends divided by the Conversion Price. The Conversion Price is $1.40 per share and is subject to adjustment from time to time under certain customary anti-dilution provisions. The Series G Preferred Stock is entitled to 11.06% dividends, payable annually. For a period of 24 months from the date of issuance, Sheldahl is obligated to pay the dividend in shares of its Common Stock at a Dividend Conversion Price of $1.625, as adjusted from time to time under customary anti-dilution provisions. Thereafter, Sheldahl may pay the dividend in shares of its Common Stock, or, at its option, cash. One year of dividends at the Dividend Conversion Price would equate to approximately 769,300 shares of Common Stock.

	The Series G Preferred Stock is subordinate to Sheldahl's Series D, E and F Convertible Preferred Stock with regard to payment of dividends and proceeds upon liquidation. Upon a liquidation of all of the assets of Sheldahl, all of the holders of the Series G Preferred Stock would be entitled to receive $25.0 million, in the aggregate, plus any accrued but unpaid dividends less the market value of the shares of Common Stock purchased under the Stock Purchase Agreement and retained by the holders of the Series G Preferred Stock following the adoption of a plan of liquidation, provided that any shares of Common Stock purchased under


CUSIP No. 822440-103		Schedule 13D		Page 13 of 18 Pages

the Stock Purchase Agreement may be turned into Sheldahl for cancellation at the election of the holders of the Series G Preferred Stock. Sheldahl may require holders of the Series G Preferred Stock to convert to Common Stock provided that the Common Stock trades at certain pre-set price levels.

	The Stock Purchase Agreement and the Certificate of Designation for the Series G Preferred Stock are incorporated herein by reference. The foregoing description of the Stock Purchase Agreement and the Series G Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement and the Certificate of Designations.

Subordinated Notes and Warrant Purchase Agreement

	Pursuant to an amended and restated subordinated notes and warrant purchase agreement (the "Debt Agreement") by and among Sheldahl, MVP V, the Ampersand Funds and Molex Incorporated ("Molex"), MVP V purchased $1.75 million in principal amount of Notes. In addition, MVP V received the Warrant to purchase 411,065 shares of Common Stock. The Warrant is exercisable at $.01 per share and is exercisable for seven years from the date of issuance.

	The Debt Agreement and the Notes and the Warrant issued thereunder are incorporated herein by reference. The foregoing description of the Debt Agreement, the Notes and the Warrant does not purport to be complete and is qualified in its entirety by reference to the Debt Agreement, the Notes and the Warrant.

Registration Rights Agreement

	Pursuant to a registration rights agreement by and among Sheldahl, MVP V, the Ampersand Funds, Sound Beach, Molex, Dublind Investments, LLC and Peter Nardin (the "Registration Rights Agreement"), MVP V has certain registration rights. The registration rights cover all shares of Common Stock issued or issuable to MVP V (i) under the Merger Agreement, (ii) the Stock Purchase Agreement, (iii) upon conversion of its shares of Series G Preferred Stock, (iv) as accrued dividends on its Series G Preferred Stock, and (v) upon exercise of the Warrant (collectively, the "Registrable Shares"). Sheldahl is obligated to file a shelf registration statement on or before September 28, 2001, or if Sheldahl is not eligible to file a shelf registration statement on that date, then Sheldahl is obligated to file a shelf registration statement on the earliest date thereafter on which it is eligible to do so. Sheldahl must use its best efforts to have such registration statement declared effective as promptly as possible thereafter, but in any event prior to December 28, 2001 or the date that is three months after the filing date. Subject to certain restrictions and upon the request of MVP V, Sheldahl is also required to include Registrable Shares in certain other registration statements that it may file with the SEC.


CUSIP No. 822440-103		Schedule 13D		Page 14 of 18 Pages

	The Registration Rights Agreement specifying the terms of the registration rights is incorporated herein by reference. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement.

Governance Agreement

	MVP V is party to a governance agreement (the "Governance Agreement") by and among Sheldahl, MVP V, the Ampersand Funds and Sound Beach, which establishes terms and conditions regarding (i) future purchases and sales of Sheldahl's securities and (ii) the relationship between MVP V (and other Sheldahl stockholders) with Sheldahl.

	Under the terms of the Governance Agreement, until December 28, 2003, MVP V and its affiliates are restricted from beneficially owning any Sheldahl securities in excess of that issued or issuable to MVP V (i) in the Merger, (ii) under the Stock Purchase Agreement, (iii) upon conversion of its Series G Preferred Stock, (iv) issuable in respect of dividends due on its Series G Preferred Stock, and (v) upon exercise of its Warrant. MVP V is restricted from doing a business combination or proxy solicitation relating to Sheldahl during the same period. This restriction does not include, however, acquiring securities directly from Sheldahl or making business combination or tender offer proposals to Sheldahl or conducting a proxy solicitation in response to the same made by third parties.

	Also under the terms of the Governance Agreement, until December 28, 2001, MVP V is restricted from transferring any of its shares of Common Stock, Series
G Preferred Stock or the Warrant, other than to certain of its affiliates or associates. At any time prior to December 28, 2003, any of MVP V's transferees, other than a partner of MVP V, must become a signatory to the Governance Agreement. After December 28, 2001, MVP V may distribute its shares of Sheldahl Common Stock to its partners.

	The Governance Agreement also requires that the initial composition of Board of Directors of Sheldahl following the consummation of the transactions contemplated by the Stock Purchase Agreement and the Debt Agreement be comprised of (i) three continuing directors from Sheldahl (each, a "Continuing Director"),
(ii) one director appointed by Molex (the "Molex Director"), and (iii) three directors nominated by MVP V, the Ampersand Funds and Sound Beach. The number of directors that may be nominated by MVP V, the Ampersand Funds and Sound Beach will be reduced as their collective ownership in Sheldahl is reduced. The terms of the Governance Agreement require that the identity of directors to stand for election by Sheldahl's shareholders or to fill vacancies on the Board of Directors be determined by a nominating committee of the Board of Directors (the "Nominating Committee"). For the first regular meeting of Sheldahl's shareholders subsequent to the closing of the transactions contemplated by the Stock Purchase Agreement and the Debt Agreement, the Nominating


CUSIP No. 822440-103		Schedule 13D		Page 15 of 18 Pages

Committee is to be comprised of one director appointed by MVP V, the Ampersand Funds and Sound Beach together, one Continuing Director and the Molex Director.

	In the event Sheldahl desires to enter into a transaction with any of the holders of the Series G Preferred Stock or their affiliates, the Governance Agreement requires that such transaction must be approved by a majority vote of the Board of Directors, excluding any director that is a party to or otherwise has an interest in the transaction.

	Without the consent of MVP V and the Ampersand Funds, Sheldahl may not authorize or enter into any agreement relating to a merger, sale, or lease of substantially all of its assets, set the number of directors at a number other than seven, subject to an amendment to Sheldahl's Bylaws to reduce the current number of directors from nine to seven, or repurchase or redeem any of its equity securities, as long as MVP V continues to hold at least 15% of the shares of Common Stock issued or issuable to it pursuant to the agreements described in this Item 6.

	The Governance Agreement is incorporated herein by reference. The foregoing description of the Governance Agreement does not purport to be complete and is qualified in its entirety by reference to the Governance Agreement.

Voting Agreement

	MVP V is party to the Voting Agreement, which establishes terms, conditions and procedures regarding (i) the designation of the three directors to be nominated by MVP V and the Ampersand Funds pursuant to the Governance Agreement, (ii) the voting of each of MVP V's, the Ampersand Fund's and Sound Beach's shares of Common Stock for such directors, and (iii) certain restrictions on Sound Beach regarding the disposition of shares of Common Stock directly or indirectly owned by Sound Beach.

	Under the terms of the Voting Agreement, each of the parties thereto have agreed to vote all of their shares of Common Stock in favor of up to three directors nominated by MVP V and/or the Ampersand Funds to Sheldahl's Board of Directors. MVP V, the Ampersand Funds and Sound Beach will no longer have this obligation at such time when the MVP V, the Ampersand Funds, Sound Beach and their affiliates fail to collectively own enough shares of Common Stock to elect at least one director pursuant to the Governance Agreement.

	Furthermore, pursuant to the terms of the Voting Agreement, Sound Beach is prohibited from transferring 1,617,792 shares of Common Stock at any time while MVP V, the Ampersand Funds and their affiliates collectively hold at least 60% of the Common Stock acquired by them pursuant to the Merger Agreement, the Stock Purchase Agreement and the Debt Agreement. If MVP V, the Ampersand Funds and their affiliates cease to collectively hold at least 60% of the Common Stock acquired by them pursuant to the Merger Agreement, the Stock Purchase Agreement and the Debt Agreement, Sound Beach will be permitted to transfer a portion of the 1,617,792 restricted shares in an amount which would leave Sound Beach with a proportionate


CUSIP No. 822440-103		Schedule 13D		Page 16 of 18 Pages

amount of shares of Common Stock as MVP V and the Ampersand
Funds continued proportionate holdings of shares of Common Stock.

	The Voting Agreement is incorporated herein by reference. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement.

	Other than set forth above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of Sheldahl, including but not limited to transfer or voting or any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed As Exhibits.

Exhibit 1
Agreement and Plan of Merger, dated November 10, 2000, among Sheldahl, Inc., IFT West Acquisition Company, International Flex Holdings, Inc., Morgenthaler Venture Partners V, L.P. and Sound Beach Technology Partners, LLC, incorporated by reference to Exhibit 2.0 to Sheldahl's Current Report on Form 8-K filed November 13, 2000.

Exhibit 2
Amendment to Agreement and Plan of Merger, among Sheldahl, Inc., IFT West Acquisition Company, International Flex Holdings, Inc., Morgenthaler Venture Partners V, L.P. and Sound Beach Technology Partners, LLC, incorporated by reference to Exhibit 2.1 to Sheldahl's Current Report on Form 8-K filed January 12, 2001.

Exhibit 3
Stock Purchase Agreement, dated November 10, 2000, among Sheldahl, Inc., Morgenthaler Venture Partners V, L.P., and the other individuals and entities listed on Exhibit A thereto, incorporated by reference to Exhibit 4.0 to Sheldahl's Current Report on Form 8-K filed November 13, 2000.

Exhibit 4
First Amendment to Stock Purchase Agreement among Sheldahl, Inc., Morgenthaler Venture Partners V, L.P., and the other individuals and entities listed on Exhibit A thereto, incorporated by reference to Exhibit 4.1 to Sheldahl's Current Report on Form 8-K filed January 12, 2001.

Exhibit 5
Certificate of Designation, Preferences and Rights of Series G Convertible Preferred Stock, incorporated by reference to Exhibit 4.2 to Sheldahl's Current Report on Form 8-K filed January 12, 2001.


CUSIP No. 822440-103		Schedule 13D		Page 17 of 18 Pages

Exhibit 6
Amended and Restated Subordinated Notes and Warrant Purchase Agreement, dated December 28, 2000, among Sheldahl, Inc., Morgenthaler Venture Partners V, L.P., and the entities listed on Schedule I thereto, incorporated by reference to
Exhibit 4.3 to Sheldahl's Current Report on Form 8-K filed January 12, 2001.

Exhibit 7
Note to Morgenthaler Venture Partners V, L.P. issued under Subordinated Notes and Warrant Purchase Agreement, incorporated by reference to Exhibit 4.4 to Sheldahl's Current Report on Form 8-K filed January 12, 2001.

Exhibit 8
Warrant of Morgenthaler Venture Partners V, L.P. issued under Subordinated Notes and Warrant Purchase Agreement, incorporated by reference to Exhibit 4.8 to Sheldahl's Current Report on Form 8-K filed January 12, 2001.

Exhibit 9
Registration Rights Agreement, dated December 28, 2000, among Sheldahl, Inc., Morgenthaler Venture Partners V, L.P., and the other individuals and entities listed on Exhibit A thereto, incorporated by reference to Exhibit 4.12 to Sheldahl's Current Report on Form 8-K filed January 12, 2001.

Exhibit 10
Governance Agreement, dated December 28, 2000, among Sheldahl, Inc., Morgenthaler Venture Partners V, L.P., and the other individuals and entities listed on the signature pages thereto, incorporated by reference to Exhibit 4.13 to Sheldahl's Current Report on Form 8-K filed January 12, 2001.

Exhibit 11
Voting Agreement, dated December 28, 2000, among Morgenthaler Venture Partners V, L.P., Ampersand IV Limited Partnership, Ampersand IV Companion Fund Limited Partnership and Sound Beach Technology Partners, LLC, as amended, incorporated by reference to Exhibit A to Ampersand IV Limited Partnership's and Ampersand IV Companion Fund Limited Partnership's Schedule 13D filed January 9, 2001.

Exhibit 12
Joint Filing Agreement and Power of Attorney, dated as of April 27, 2001, among Morgenthaler Venture Partners V, L.P., Morgenthaler Management Partners V, LLC, Robert D. Pavey, Robert C. Bellas, Jr., Gary J. Morgenthaler, John D. Lutsi and Theodore A. Laufik.


CUSIP No. 822440-103		Schedule 13D		Page 18 of 18 Pages

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2001

					MORGENTHALER VENTURE
					PARTNERS V, L.P.

					By:	*
					------------------------
					Name:
					Title:


					MORGENTHALER MANAGEMENT
					PARTNERS V, LLC

					By:	*
					------------------------
					Name:
					Title:

                                                *
					------------------------
					Robert D. Pavey

                                                *
					------------------------
					Robert C. Bellas, Jr.

                                                *
					------------------------
					Gary J. Morgenthaler

                                                *
					------------------------
					John D. Lutsi

                                                *
					------------------------
					Theodore A. Laufik


				*	By: /s/ Theodore A. Laufik
					------------------------
						Theodore A. Laufik
						Attorney-in-Fact




Exhibit 12


			JOINT FILING AGREEMENT
			AND POWER OF ATTORNEY

	Each of the undersigned (i) hereby agrees that the statement on
Schedule 13D to which this Joint Filing Agreement and Power of Attorney is attached as an exhibit (the "Schedule 13D"), and any amendments thereto, relating to the Common Stock, par value $0.25 per share, of Sheldahl, Inc., a Minnesota corporation, is being filed jointly on behalf of each of them with the Securities and Exchange Commission (the "Commission") pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended, and (ii) hereby constitutes and appoints Robert D. Pavey, Robert C. Bellas, Jr., Gary J. Morgenthaler, John D. Lutsi and Theodore A. Laufik, and each of them individually, with full power of substitution and resubstitution, as each of the undersigned's true and lawful attorneys, with full powers to them and each of them to sign for each of us, in the names and in the capacities indicated below, the Schedule 13D and any amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing necessary, advisable or appropriate to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming in all respects all that said attorneys, and each of them, or their substitutes, shall do or cause to be done by virtue hereof.

	This Joint Filing Agreement and Power of Attorney may be executed in two or more counterparts, and each such counterpart shall constitute an original, but all such counterparts shall constitute one and the same instrument.

[SIGNATURES BEGIN ON NEXT PAGE]

The undersigned have executed this Joint Filing Agreement and Power of Attorney as of April 27, 2001.

					MORGENTHALER VENTURE PARTNERS V, L.P.

					By: /s/ Theodore A. Laufik
					------------------------------------
					Name: Theodore A. Laufik
					Title: Chief Financial Officer




					MORGENTHALER MANAGEMENT PARTNERS V, LLC

				        /s/ Theodore A. Laufik
					------------------------------------
					Name: Theodore A. Laufik
					Title: Chief Financil Officer






					/s/ Robert D. Pavey
					------------------------
					Robert D. Pavey



					/s/ Robert C. Bellas, Jr.
					------------------------
					Robert C. Bellas, Jr.




					/s/ Gary J. Morgenthaler
					------------------------
					Gary J. Morgenthaler




					/s/ John D. Lutsi
					------------------------
					John D. Lutsi




					/s/ Theodore A. Laufik
					------------------------
					Theodore A. Laufik